                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M  6 - K


  [X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                  GOLDCORP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




         PROVINCE OF ONTARIO                               98770100
---------------------------------------------         -------------------
(State of other jurisdiction of incorporation         (I.R.S. Employer
or organization)                                      Identification No.)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                Form 20 - F [ ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                                      Yes [ ]          No [ X ]

GOLDCORP INC.
--------------------------------------------------------------------------------


                                  NEWS RELEASE

Toronto, Canada
August 11, 1999

                           1999 SECOND QUARTER REPORT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)


FINANCIAL HIGHLIGHTS

                                                         THREE MONTHS                 SIX MONTHS
                                                        ENDED JUNE 30,              ENDED JUNE 30,
                                                      -----------------           -----------------
                                                      1999         1998           1999         1998
                                                      ----         ----           ----         ----
                                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)


Revenues                                       $       13.1 $      16.3    $      24.7  $      29.8
Earnings from operations                                nil         2.5            0.5          2.3
Earnings (loss)                                         0.8       (0.01)           0.9         (0.9)
Earnings (loss) per share (fully diluted)              0.01         nil           0.01        (0.01)
Cash flow (deficiency)  from operations                 2.3         2.9           (0.2)         3.0
Cash flow (deficiency) from operations
     per share (fully diluted)                         0.04        0.04            nil         0.04
Gold sales (OUNCES)                                  25,776      29,896         48,776       56,896
Average realized gold price per ounce                   274         302            280          296


                                                                        As at                 As at
                                                                     June 30,          December 31,
LIQUIDITY AND CAPITAL RESOURCES                                          1999                  1998
                                                                     --------          ------------
                                                                     (IN MILLIONS OF  U.S. DOLLARS)

Cash and short-term investments                                  $       45.6           $       9.3
Working capital                                                          58.8                  19.0
Debt                                                                      nil                   nil

OVERVIEW

FINANCINGS

On May 13th, Goldcorp completed the sale of 6 million Units at C$10 per Unit. Each Unit consisted of 6 million Class A shares and 3 million Class A share purchase warrants exercisable at C$20 with a term of 10 years. Net proceeds to the company were C$56.8 million. These funds are being used for the development of the high grade Red Lake Mine.

In the first six months of 1999, Goldcorp received $1.9 million from the exercise of 385,846 Class A share purchase warrants. These warrants were issued in February 1998 as part payment for the acquisition of the remaining interest of Wilanour Resources Limited. This purchase was strategic as it increased Goldcorp's land holding in the Red Lake mining district by 50%.

OPERATIONS

GOLD
RED LAKE MINE

Upon the completion of the equity financing in May, contracts for the development of Red Lake were awarded, and contractors were mobilized immediately.

To the end of June, 12% of the project's total capital cost had been incurred. Projected capital expenditures for the remainder of 1999 are $22 million and the balance of $27 million will be spent in 2000.

Commercial production is scheduled to begin in the fourth quarter of 2000. To date, the development work is on schedule and on budget.

Underground drilling is focused on preparing the High Grade Zone for mining. In addition, exploration drilling is directed to expanding the High Grade reserve base. Drilling year-to-date, has demonstrated the consistent high grade nature of the ore zones and it has added to the resource base. A reserve audit will be completed at year end using a $250 per ounce gold price.

WHARF MINE

Cash production cost per ounce and ounces produced are in line with budget. Production revenue is unhedged. The projected 1999 production is 104,000 at a cash production cost of $197 per ounce.



                                                     Three months ended            Six months ended
                                                               June 30,                    June 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------  -----------


   Tons of ore mined (000'S)                         1,136          894          2,115        2,010
   Tons of waste removed (000'S)                     2,064        1,249          4,029        3,540
   Ratio of waste to ore                            1.82:1       1.40:1         1.90:1       1.76:1
   Tons of ore processed (000'S)                       997        1,068          2,059        2,086
   Average grade of gold processed
     (OUNCES PER TON)                                0.032        0.033          0.031        0.033
   Gold production (OUNCES)                         28,342       27,169         50,566       58,067
   Operating cost per ounce
       Cash production cost                    $       202  $       187    $       201  $       190
       Royalties and severance taxes                    18           22             18           20
       Non-cash costs                                   18           12             18           10
                                               -----------  -----------    -----------  -----------
       Total operating cost                    $       238  $       221    $       237  $       220
                                               ===========  ===========    ===========  ===========

INDUSTRIAL MINES - SASKATCHEWAN MINERALS AND HAVELOCK LIME

Havelock Lime has enjoyed strong sales and operating profits during the first half of the year, and ahead of budget. The balance of the year looks good for Havelock.

Saskatchewan Minerals is in line with budget, but well below its performance in 1998. Increasing natural gas prices and sluggish sales will likely reduce its operating margins in the second half.


                                                     Three months ended            Six months ended
                                                               June 30,                    June 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------   ----------
                                                              (IN MILLIONS OF  U.S. DOLLARS)

Revenues                                       $       6.0  $       7.2    $      11.0  $      12.9
Operating profit                                       1.1          2.0            2.3          3.7
Operating cash flow                                    1.5          2.4            2.9          4.4

YEAR 2000 PREPARATION

Goldcorp has completed its Year 2000 related inventory, analysis and remediation of all critical systems. Contingency plans to address potential failures have been developed at all operations. Further monitoring and follow up with key suppliers and customers will continue throughout the year. Total project expenditures are within the original estimate of approximately $500,000.

The above disclosure is based on Goldcorp's current knowledge regarding the Year 2000 issue and is not intended to constitute a warranty or guarantee that all potential issues will be identified and fully addressed. Uncertainties also remain with regard to Goldcorp's dependence on the systems of third parties.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and six months ended June 30, 1999.

For further information, please contact:

Robert R. McEwen
Chairman and Chief Executive Officer
Telephone: (416) 865-0326

CORPORATE OFFICE:                            TRANSFER AGENT AND REGISTRAR:

145 King Street West                         Montreal Trust Company of Canada
Suite 2700                                   151 Front Street West
Toronto, Ontario                             Suite 800
Canada    M5H 1J8                            Toronto, Ontario
Telephone:     (416) 865-0326                Canada   M5J 2N1
Facsimile:     (416) 361-5741                Telephone:    (416) 981-9500
General enquires:  (800) 813-1412            Facsimile:    (416) 981-9800
(Canada and United States)                   Enquiries regarding shares, lost
                                             certificates, change of address
                                             and other matters: (800) 663-9097
email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG")
                                      -30-

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                           As at              As at
                                                                        June 30,       December 31,
                                                                            1999               1998
                                                                  --------------    ---------------
                                                                    (UNAUDITED)
ASSETS

CURRENT ASSETS
    Cash and short-term investments                               $       45,642      $       9,348
    Gold bullion inventory                                                   806                417
    Accounts receivable                                                    6,450              5,497
    Marketable securities                                                  6,476              4,899
    Inventories                                                            6,588              5,933
    Deferred income taxes                                                  4,332              4,350
    Prepaid expenses                                                         665                633
                                                                  --------------      -------------
                                                                          70,959             31,077

MINING INTERESTS, NET                                                     93,030             80,660
DEPOSITS FOR RECLAMATION COSTS                                             3,653              2,069
OTHER ASSETS                                                                 379                453
                                                                  --------------      -------------

                                                                  $      168,021      $     114,259
                                                                  ==============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                      $       10,934      $      11,170
    Taxes payable                                                          1,272                867
                                                                  --------------      -------------
                                                                          12,206             12,037
                                                                  --------------      -------------

PROVISION FOR RECLAMATION COSTS
    AND OTHER LIABILITIES                                                  7,670              5,991
                                                                  --------------      -------------
DEFERRED INCOME TAXES                                                     13,755             13,098
                                                                  --------------      -------------

SHAREHOLDERS' EQUITY
    Capital stock                                                        132,459             85,277
    Contributed surplus                                                    5,569              5,472
    Cumulative translation adjustment                                     (2,774)            (5,819)
    Deficit                                                                 (864)            (1,797)
                                                                  ---------------     --------------
                                                                         134,390             83,133
                                                                  --------------      -------------

                                                                  $      168,021      $     114,259
                                                                  ==============      =============




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                     Three months ended            Six months ended
                                                               June 30,                   June 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------  -----------
Revenues
    Gold bullion                               $     7,100  $     9,069    $    13,723  $    16,922
    Industrial minerals                              5,987        7,236         10,988       12,890
                                               -----------  -----------    -----------  -----------
                                                    13,087       16,305         24,711       29,812
                                               -----------  -----------    -----------  -----------
Expenses
    Operating                                       11,037       12,142         20,496       24,229
    Corporate administration                           876          718          1,664        1,618
    Depreciation and depletion                         858          828          1,596        1,482
    Exploration                                        292           90            437          182
                                               -----------  -----------    -----------  -----------
                                                    13,063       13,778         24,193       27,511
                                               -----------  -----------    -----------  -----------

Earnings from operations                                24        2,527            518        2,301
                                               -----------  -----------    -----------  -----------

Other income (expense)
    Interest and other income                          295          482            821        1,408
    Loss on marketable securities                                  (889)                     (2,334)
    Decrease (increase) in provision for
       decline in value of marketable                1,202       (2,168)           489       (2,685)
       securities                              -----------  ------------   -----------  ------------
                                                     1,497       (2,575)         1,310       (3,611)
                                               -----------  ------------   -----------  ------------

Earnings (loss) before taxes                         1,521          (48)         1,828       (1,310)
Income and mining taxes (recovery)                     676          (36)           895         (402)
                                               -----------  ------------   -----------  ------------

Earnings (loss) for the period                 $       845  $       (12)   $       933  $      (908)
                                               ===========  ============   ===========  ============

Earnings (loss) per share
    Basic                                      $      0.01  $       nil    $       0.01 $    (0.01)
                                               ===========  ===========    ============ ===========
    Fully diluted                              $      0.01  $       nil    $       0.01 $    (0.01)
                                               ===========  ===========    ============ ===========

Weighted average number of shares
outstanding (000's)
    Basic                                           75,708       68,917         72,863       68,817
                                               ===========  ===========    ===========  ===========
    Fully diluted                                   81,637       75,245         78,006       74,960
                                               ===========  ===========    ===========  ===========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS)


                                                     Three months ended            Six months ended
                                                               June 30,                    June 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------  -----------
Cash provided by (used in)
Operating activities
    Earnings (loss) for the period             $       845  $       (12)   $       933  $      (908)
    Items not affecting cash
       Depreciation and depletion                      858          828          1,596        1,482
       Loss on marketable securities,
          net of tax provision                                      494                       1,294
       Increase (decrease) in provision for
          decline in value of marketable
          securities                                (1,202)       2,168           (489)       2,685
       Deferred taxes                                  488          315            251          801
       Other                                           (24)        (454)          (626)        (984)
                                               ------------ -----------    ------------ -----------
                                                       965        3,339          1,665        4,370
    Change in non-cash operating
       working capital                               1,371         (481)        (1,821)      (1,380)
                                               -----------  ------------   -----------  ------------
Net cash provided by (used in)
       operating activities                          2,336        2,858           (156)       2,990
                                               -----------  -----------    ------------ -----------

Investing activities
    Mining interests                                (5,690)      (4,097)        (9,393)      (8,669)
    Purchases of marketable securities and
       other assets                                   (681)           9           (681)      (1,551)
    Proceeds from sale of marketable securities                   2,222                       3,674
    Decrease (increase) in deposits for
       reclamation costs                              (452)      (1,163)          (954)         533
    Decrease in reclamation sinking fund                                                        559
    Other                                                2                         173
                                               -----------  -----------    -----------  -----------
Net cash used in investing activities               (6,821)      (3,029)       (10,855)      (5,454)
                                               ------------ -----------    -----------  ------------

Financing activities
    Issue of capital stock, net                     40,600           84         47,279           96
                                               -----------  -----------    -----------  -----------
Net cash provided by financing activities           40,600           84         47,279           96
                                               -----------  -----------    -----------  -----------
Effect of exchange rate changes on cash                (11)         (13)            26          (41)
                                               ------------ ------------   -----------  -----------
Increase (decrease) in cash and
    short-term investments                          36,104         (100)        36,294       (2,409)
Cash and short-term investments
    at beginning of period                           9,538       10,164          9,348       12,473
                                               -----------  -----------    -----------  -----------
Cash and short-term investments
    at end of period                           $    45,642  $    10,064    $    45,642  $    10,064
                                               ===========  ===========    ===========  ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

      The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1998. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

      These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.    WARRANT ON CLASS B SHARES

      As part of a reorganization in 1994, CSA Management Inc. was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds of C$9,038,400 (US$5,965,000).


3.    ISSUE OF CLASS A SHARES

      On May 13, 1999 pursuant to an underwriting agreement, a syndicate of underwriters purchased 6,000,000 Units of the Company at a price of C$10.00 per Unit for net proceeds of C$56.8 million. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one Class A subordinate voting share, at any time on or before May 13, 2009, at a price of C$20.00 per share. The Company terminated the previously announced negotiation of a US$60 million term loan with three Canadian chartered banks.


4.    COMPARATIVE FIGURES

      The Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of cash flow statements. As a result, the non-cash acquisition of the remaining interest in Wilanour Resources Limited in exchange for Goldcorp Class A subordinate voting shares and Class A Warrants recorded in 1998, is no longer reflected as investing and financing activities, respectively, in the 1998 comparative figures in conformity with the new recommendations.

                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GOLDCORP INC.


                                             By    /s/Floriana G. Cipollone
                                                   Vice President, Finance
                                                   (Duly Authorized Officer)


Date:  September 3, 1999